# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Direct Digital Holdings, Inc., CIK 0001880613
CUSIP: 25461T105
Title of class of securities: Class A Common Stock, par value $0.001 per share, of the Issuer.
Address of issuer's principal executive offices: 1177 West Loop South, Suite 1310, Houston, Texas (TX), 77027
Date of event which requires filing of this statement: 04/18/2025
Filed by CIK 0001896664
Persons authorized to receive notices and communications: Mark Walker, 1177 West Loop South, Suite 1310, Houston, Texas (TX), 77027, 8324021051

## Reporting persons
- Direct Digital Management, LLC (CIK 0001897454): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 10,798,000; shared voting power 0; sole dispositive power 10,798,000; shared dispositive power 0; aggregate amount beneficially owned 10,798,000 (0.6% of the class)
- AJN Energy & Transport Ventures, LLC: type of reporting person: other (OO); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 37,023; shared voting power 10,798,000; sole dispositive power 37,023; shared dispositive power 10,798,000; aggregate amount beneficially owned 10,835,023 (0.6% of the class)
- SKW Financial LLC: type of reporting person: other (OO); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 10,798,000; sole dispositive power 0; shared dispositive power 10,798,000; aggregate amount beneficially owned 10,798,000 (0.6% of the class)
- Smith, Keith (CIK 0001203452): type of reporting person: other (OO); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 111,554; shared voting power 10,798,000; sole dispositive power 111,554; shared dispositive power 10,798,000; aggregate amount beneficially owned 10,909,554 (0.6% of the class)
- Walker, Mark D. (CIK 0001896664): type of reporting person: other (OO); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 67,553; shared voting power 10,835,023; sole dispositive power 67,553; shared dispositive power 10,835,023; aggregate amount beneficially owned 10,902,576 (0.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.001 per share, of the Issuer.
Name of issuer: Direct Digital Holdings, Inc.
Address of issuer's principal executive offices: 1177 West Loop South, Suite 1310, Houston, Texas (TX), 77027

## Item 2. Identity and Background
Name of person filing: Walker, Mark D.
Residence or business address: 1177 West Loop South, Suite 1310, Houston, Texas 77027
Present principal occupation or employment: The principal occupation of Mr. Walker is that of Chairman and Chief Executive Officer of the Issuer.
Criminal convictions in the last five years: During the last five years,the Reporting Person has not: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in such Reporting Person being subject to a judgment, decree or final order enjoining future violations of, or prohibit or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the last five years,the Reporting Person has not: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in such Reporting Person being subject to a judgment, decree or final order enjoining future violations of, or prohibit or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mr. Walker is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On March 26, 2025, AJN converted 70,000 Class A Common Units of Direct Digital Holdings, LLC into shares of Class A Common Stock on a one-for-on basis.

On March 25, 26, and 27, 2025, AJN sold in open market transactions 7,710, 19,778 and 6,119 shares, respectively, of Class A Common Stock at prices ranging from $0.75 to $0.78 per share, which sales were made pursuant to a 10b5-1 plan previously entered into by the reporting person on December 11, 2024.

On March 20, 21, and 24, 2025, AJN sold in open market transactions 14,600, 5,830 and 10,448 shares, respectively, of Class A Common Stock at prices ranging from $0.76 to $0.79 per share, which sales were made pursuant to a 10b5-1 plan previously entered into by the reporting person on December 11, 2024.

On March 17, 18, and 19, 2025, AJN sold in open market transactions 10,810, 5,109 and 10,960 shares, respectively, of Class A Common Stock at prices ranging from $0.73 to $0.80 per share, which sales were made pursuant to a 10b5-1 plan previously entered into by the reporting person on December 11, 2024.

On March 12, 13, and 14, 2025, AJN sold in open market transactions 14,870, 3,864 and 15,900 shares, respectively, of Class A Common Stock at prices ranging from $0.77 to $0.83 per share, which sales were made pursuant to a 10b5-1 plan previously entered into by the reporting person on December 11, 2024.

On March 11, 2025, AJN sold in open market transactions 11,302 shares of Class A Common Stock at $0.92 per share, which sales were made pursuant to a 10b5-1 plan previously entered into by the reporting person on December 11, 2024 .

On December 10, 11, 12, 13 and 16, 2024, AJN sold in open market transactions 10,000, 15,000, 6,800, 22,793 and 8,107 shares, respectively, of Class A Common Stock at prices ranging from $0.70 to $1.01 per share.

## Item 4. Purpose of Transaction
Purpose of transaction: Direct Digital Management acquired the securities described in this Amendment No. 2 for investment purposes as the result of the organizational transactions effected in connection with the Issuer's initial public offering and certain exchanges of the Direct Digital Holdings Class A Common Units as described above. (b)-(j) The Reporting Persons may, directly or through one or more affiliates, from time to time or at any time, (i) engage in discussions with or market proposals to the Board of Directors of the Issuer (the "Board"), other stockholders of the Issuer, and/or third parties, or (ii) encourage, cause or seek to cause the Issuer or any of such persons: to consider or explore extraordinary corporate transactions involving the Issuer, including, among other things, a merger, reorganization, consolidation or other take-private transaction that could result in the de-listing or de-registration of the Class A Common Stock; sales or acquisitions of assets or businesses; joint ventures; changes to the Issuer's capitalization or dividend policy; or other material changes to the Issuer's business or capital or governance structure. Any action or actions the Reporting Persons may undertake with respect to its investment in the Issuer will be dependent upon the Reporting Person's view of numerous factors, including, among other things, the Issuer's business, prospects, and/or financial condition, the market for the Class A Common Stock, general economic conditions, regulatory matters, tax considerations, debt and/or stock market conditions, other opportunities available to the Reporting Person, and other factors and future developments.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The ownership percentages reported in this Amendment No. 2 are calculated based on (i) 6,943,480 shares of Class A Common Stock outstanding as of March 31, 2025 plus (ii) 10,798,000 Class A Common Units of Direct Digital Holdings (and the shares of the Issuer Class B Common Stock relating there to), plus (iii) 155,946 shares of Class A Common Stock that can be acquired upon the exercise of stock options that are vested or vesting within 60 days of March 31, 2025. The percentage ownership reported in this Amendment No. 2 reflect an increase in the number of outstanding shares of the Issuer, and certain acquisitions and dispositions of shares of Class A Common Stock by the Reporting Persons.

(a) Rows (11) and (13) of the cover pages to this Amendment No. 2 are incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: Rows (7) through (10) of the cover pages to this Amendment No. 2 are incorporated herein by reference.
Transactions in the class effected during the past sixty days:
Reporting Person Transaction Date No. of Shares Price
Mark Walker Grant of Restricted Stock Units 04/01/2025 45,000 $0
Mark Walker Grant of Employee Stock Options 04/01/2025 45,000 $0
Mark Walker Acquisition upon Vesting of Restricted Stock 3/20/205 9,970 N/A
Mark Walker Withholding to Satisfy Tax Liabilities 3/20/2025 2,957 $0.79
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of the dividends from, or proceeds from the sale of, the shares of Class A Common Stock held by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Items 3 and 4 of this Amendment No. 2 are incorporated herein by reference.

Except as otherwise described in this Amendment No. 2, there are no contract, arrangements, understandings or similar relationships with respect to the securities of the Issuer between any of the Reporting Person and any other person or entity.

## Signatures
- Direct Digital Management, LLC: AA, Director of Financial Reporting (04/18/2025)
- AJN Energy & Transport Ventures, LLC: AA, Director of Financial Reporting (04/18/2025)
- SKW Financial LLC: AA, Director of Financial Reporting (04/18/2025)
- Smith, Keith: AA, Director of Financial Reporting (04/18/2025)
- Walker, Mark D.: AA, Director of Financial Reporting (04/18/2025)